Exhibit 3.5
ARTICLES SUPPLEMENTARY
OF
AHPC HOLDINGS, INC.
a Maryland corporation
(pursuant to Section 2-208(a) of the Maryland General Corporation Law)
SERIES B CONVERTIBLE PREFERRED STOCK
AHPC Holdings, Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Maryland (the “MGCL”), hereby certifies that the following resolutions were adopted on June 15, 2006 by the Board of Directors of the Corporation in accordance with Section 2-408(c) of the MGCL:
WHEREAS, the Corporation currently has authorized (i) 50,000,000 shares of Common Stock, par value $0.01 per share (“Common Stock”), (ii) 1,252,537.4 shares of Class A Convertible Common Stock, $0.01 par value per share (“Series A Common Stock”), and (iii) 2,000,000 shares of Preferred Stock, $0.01 par value per share, of which 220,000 are designated Series A Preferred Stock (“Series A Preferred Stock”);
WHEREAS, Article V, Section 1 of the Company’s Articles of Incorporation, as the same be supplemented, amended and restated from time to time, authorizes the issuance of shares of the Company’s Preferred Stock, $0.01 par value per share, in or more series, each of which shall be known and designated by designations as may be stated and expressed in a resolution of the Board of Directors;
NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority granted to the Board of Directors in accordance with Article V, Section 1 of the Articles of Incorporation, the Board of Directors hereby determines that it is in the best interests of the Corporation to authorize the issuance of the Series B Convertible Preferred Stock and state the designation and number of shares, and fix the relative rights, preferences, privileges and restrictions as follows:
     (a) Designation. The series of Preferred Stock is hereby designated Series B Convertible Preferred Stock (the “Series B Preferred Stock”).
     (b) Authorized Shares. The number of authorized shares constituting the Series B Preferred Stock shall be thirty thousand (30,000) shares of such series.
     (c) Dividends.
          (i) The Corporation shall pay in cash on each outstanding share of Series B Preferred Stock out of funds legally available therefor a preferential cumulative dividend (the “Dividend”), at an annual rate equal to the product of multiplying (i) $100.00 per share (the “Series B Purchase Price”), by (ii) the greater of (A) The Wall Street Journal Prime Rate plus one percent (1%) or (B) nine percent (9%); provided, however, that the annual rate shall not exceed twelve percent (12%). Such dividends shall commence to accrue on the shares of Series B Preferred Stock and be cumulative from and after the original date of issuance of the Series B Preferred Stock (the "Original Issue Date”), whether or not the Board of Directors declares dividends. Such Dividends shall be paid pro rata among the holders of the Series B Preferred Stock. The Dividend shall be payable monthly in arrears on the last day of each month based on the number of shares of Series B Preferred Stock outstanding as of the first (1st) day of such month.
          (ii) The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock or dividends payable to the holders of any series of Preferred Stock which is senior to the Series B Preferred Stock with respect to dividends) unless the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series B Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series B Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all such shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series B Preferred Stock determined by dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and multiplying such fraction by an amount equal to the Series B Purchase Price.
          (iii) All Dividends payable on the Series B Preferred Stock shall be paid in cash to the extent permitted by the MGCL. In the event the MGCL does not permit payment of the Dividends in cash, such Dividends shall be paid in shares of Common Stock. In the event that the Board of Directors determines that any Dividend accrued hereunder shall be paid in shares of Common Stock, the total number of shares to be issued shall equal the nearest whole number of shares (rounded up) obtained by dividing the amount of the dividend to be paid by the Conversion Price (as hereinafter defined) as of the date on which such dividend is declared by the Board of Directors.
          (iv) References to a stock that is “senior” to, on a “parity” with or “junior” to other stock as to dividends shall refer, respectively, to rights of priority of one series or class of stock over another in the declaration and payment of dividends by the Corporation. The Series B Preferred Stock shall be senior to the Common Stock, the Series A Common Stock and the Series A Preferred Stock of the Corporation and senior to any subsequent series of Preferred Stock issued by the Corporation with respect to dividends.
          (v) In addition, subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends and to the extent permitted by applicable law, the holders of the Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared thereon from time to time by the Board of Directors.
     (d) Liquidation Preference.
          (i) Preference upon Liquidation, Dissolution or Winding Up. In the event of any dissolution or winding up of the Corporation, whether voluntary or involuntary, holders of each outstanding share of Series B Preferred Stock shall be entitled to be paid out of the assets of the Corporation available for distribution to shareholders, before any payment shall be made to the holders of the Common Stock, or any other stock of the Corporation ranking junior to the Series B Preferred Stock with regard to any distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether such assets are capital, surplus or earnings, an amount equal to the greater of: (A) the Series B Purchase Price per share of Series B Preferred Stock held (as adjusted for any stock splits, stock dividends or recapitalizations of the Series B Preferred Stock) and any declared but unpaid dividends on such shares, and (B) the amount such holders would be entitled to receive had such holders converted such shares of Series B Preferred Stock into shares of Common Stock in accordance with paragraph (f) hereof immediately prior to such distribution (but disregarding for the purposes of the calculation of the number of shares of Common Stock into which such Series B Preferred Stock would be convertible the limitation upon the number of shares of Common Stock which provides that a holder thereof may not beneficially own more than 9.99% of the Corporation’s then-outstanding Common Stock). The holders of the Series B Preferred Stock shall be entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. If, upon any liquidation, dissolution or winding up of the Corporation, the assets to be distributed to the holders of the Series B Preferred Stock shall be insufficient to permit payment to such shareholders of the full preferential amounts aforesaid, then, all of the assets of the Corporation available for distribution to shareholders shall be distributed to the holders of Series B Preferred Stock. Each holder of the Series B Preferred Stock shall be entitled to receive that portion of the assets available for distribution as the number of outstanding shares of Series B Preferred Stock held by such holder bears to the total number of shares of Series B Preferred Stock. Such payment shall constitute payment in full to the holders of the Series B Preferred Stock upon the liquidation, dissolution or winding up of the Corporation. After such payment shall have been made in full, or funds necessary for such payment shall have been set aside by the Corporation in trust for the account of the holders of Series B Preferred Stock, so as to be available for such payment, such holders of Series B Preferred Stock shall be entitled to no further participation in the distribution of the assets of the Corporation.
          (ii) Consolidation, Merger and Other Corporate Events. A consolidation or merger of the Corporation (except into or with a subsidiary corporation) or a sale, lease, mortgage, pledge, exchange, transfer or other disposition of all or substantially all of the assets of the Corporation or any reclassification of the stock of the Corporation (other than a change in par value or from no par to par, or from par to no par or as the result of an event described in subsection (iv), (v) or (vi) of paragraph (f)), shall be regarded as a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this paragraph (d), provided, however, in the case of a merger, if (a) the Corporation is the surviving entity, (b) the Corporation’s shareholders hold a majority of the shares of the surviving entity, and (c) the Corporation’s directors hold a majority of the seats on the board of directors of the surviving entity, then such merger shall not be regarded as a liquidation, dissolution or winding up within the meaning of this paragraph (d). In no event shall the issuance of new classes of stock, whether senior, junior or on a parity with the Series B Preferred Stock, or any stock splits, be deemed a “reclassification” under or otherwise limited by the terms hereof.
          (iii) Distribution of Cash and Other Assets. In the event of a liquidation, dissolution or winding up of the Corporation resulting in the availability of assets other than cash for distribution to the holders of the Series B Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to a distribution of cash and/or assets equal to the value of the liquidation preference stated in subsection (i) of this paragraph (d), which valuation shall be made solely by the Board of Directors, and provided that such Board of Directors was acting in good faith, shall be conclusive.
          (iv) Distribution to Junior Security Holders. After the payment or distribution to the holders of the Series B Preferred Stock of the full preferential amounts aforesaid, the holders of Series B Preferred Stock shall have no further rights in respect of such Series B Preferred Stock which shall become null and void, and the holders of the Common Stock then outstanding, or any other stock of the Corporation ranking as to assets upon liquidation, dissolution or winding up of the Corporation junior to the Series B Preferred Stock, shall be entitled to receive ratably all of the remaining assets of the Corporation.

          (v) Preference; Priority. References to a stock that is “senior” to, on a “parity” with or "junior” to other stock as to liquidation shall refer, respectively, to rights of priority of one series or class of stock over another in the distribution of assets on any liquidation, dissolution or winding up of the Corporation. The Series B Preferred Stock shall be senior to the Common Stock, the Series A Common Stock and the Series A Preferred Stock of the Corporation and senior to any subsequent series of Preferred Stock issued by the Corporation with respect to the distribution of assets on any liquidation, dissolution or winding up of the Corporation.
     (e) Voting Rights. Except as otherwise set forth herein or otherwise required by law, the holder of shares of Series B Preferred Stock shall not have the right to vote on matters that come before the shareholders. Notwithstanding the foregoing, the holders of the Series B Preferred Stock shall be entitled to vote (irrespective of whether such holders would be entitled to vote pursuant to the MGCL) separately as a class on any (a) proposed amendment to the Articles of Incorporation which would increase or decrease the aggregate number of authorized shares of Series B Preferred Stock, (b) proposal to create a new class of shares having rights and preferences equal to or having priority over the Series B Preferred Stock, (c) proposed amendments of the Articles of Incorporation that could adversely affect the powers, preferences, participations, rights, qualifications or restrictions of the Series B Preferred Stock, (d) transaction involving the sale, conveyance or other disposition of all or substantially all of the assets (including, without limitation, by merger or consolidation) of the Corporation in any transaction or series of related transactions or the sale, conveyance or other disposition of assets of the Corporation other than in the ordinary course of business, or (e) transaction pursuant to which the Corporation, directly or indirectly, purchases assets or equity interests of another business (including, without limitation, by merger or consolidation) in any transaction or series of related transactions other than in the ordinary course of business. Any matter on which the holders of the Series B Preferred Stock are entitled to vote as a class requires the affirmative vote of holders owning a majority of the issued and outstanding shares of Series B Preferred Stock.
     (f) Conversion Rights. The holders of Series B Preferred Stock will have the following conversion rights:
          (i) Right to Convert. Subject to and in compliance with the provisions of this paragraph (f), any issued and outstanding shares of Series B Preferred Stock may, at the option of the holder, be converted at any time or from time to time into fully paid and non-assessable shares of Common Stock at the conversion rate in effect at the time of conversion, determined as provided herein; provided, that a holder of Series B Preferred Stock may at any given time convert only up to that number of shares of Series B Preferred Stock so that, upon conversion, the aggregate bneficial ownership of the Corporation’s Common Stock (calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of (a) such holder and all persons affiliated with such holder, or (b) M.A.G. Capital, LLC and its affiliates, is not more than 9.99% of the Corporation’s Common Stock then outstanding.
          (ii) Mechanics of Conversion. Before any holder of Series B Preferred Stock shall be entitled to convert the same into shares of Common Stock, he shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock, and shall give written notice to the Corporation at such office that he elects to convert the same and shall state therein the number of shares of Series B Preferred Stock being converted. Thereupon, the Corporation shall promptly (and in any event within three (3) business days after receipt of the foregoing written notice) issue and deliver at such office to such holder of Series B Preferred Stock a certificate or certificates for the number of shares of Common Stock to which he shall be entitled. Such conversion shall be deemed to have been made immediately prior to the close of business on the date the written notice is delivered to the Corporation, and the person or persons entitled to receive the shares of Common

Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.
          (iii) Conversion Price. The number of shares into which one share of Series B Preferred Stock shall be convertible shall be determined by dividing the Series B Purchase Price by the then existing Conversion Price (as set forth below) (the “Conversion Ratio”). The “Conversion Price” per share for the Series B Preferred Stock initially shall be equal to $1.60. The Conversion Price shall be adjusted upon the occurrence of any event in paragraph (f)(iv)-(vi).
          (iv) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time, or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately prior thereto shall be proportionately decreased, and conversely, if the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price then in effect immediately before the combination shall be proportionately increased. Any adjustment under this paragraph (f)(iv) shall become effective at the close of business on the date the subdivision or combination becomes effective.
          (v) Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time, or from time to time after the Original Issue Date, shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then and in each such event the Conversion Price then in effect shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:
               (A) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and
               (B) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter, the Conversion Price shall be adjusted pursuant to this paragraph (f)(v) as of the time of actual payment of such dividends or distributions.
          (vi) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation other than shares of Common Stock, then and in each such event provision shall be made so that the holders of such Series B Preferred Stock shall receive upon conversion thereof in addition to the number of shares of Common Stock receivable thereupon, the amount of securities of the Corporation that they would have received had their Series B Preferred Stock been converted into Common Stock on the date of such event and had thereafter, during the period from the date of such event to and including the conversion date, retained such securities receivable by them as aforesaid during such period giving application to all adjustments called for during such period under this paragraph (f) with respect to the rights of the holders of the Series B Preferred Stock.

          (vii) Adjustment for Reclassification, Exchange or Substitution. If the Common Stock issuable upon the conversion of the Series B Preferred Stock shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares or stock dividend provided for above, or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this paragraph (f)), then and in each such event the holder of each share of Series B Preferred Stock shall have the right thereafter to convert such share into the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification or other change, by holders of the number of shares of Common Stock into which such shares of Series B Preferred Stock might have been converted immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.
          (viii) Reorganization, Mergers, Consolidations or Sales of Assets. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, reclassification or exchange of shares provided for elsewhere in this paragraph (f)) or a merger or consolidation of the Corporation with or into another corporation, or the sale of all or substantially all of the Corporation’s properties and assets to any other person, then, as a part of such reorganization, merger, consolidation or sale, provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of such Series B Preferred Stock, the number of shares of stock or other securities or property of the Corporation or of the successor corporation resulting from such merger or consolidation or sale, to which a holder of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, merger, consolidation or sale. In any such case, appropriate adjustment shall be made in the application of the provisions of this paragraph (f) with respect to the rights of the holders of the Series B Preferred Stock after the reorganization, merger, consolidation or sale to the end that the provisions of this paragraph (f) (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Series B Preferred Stock) shall be applicable after that event as nearly equivalent as may be practicable.
          (ix) Certificate of Adjustment. In each case of an adjustment or readjustment of the Conversion Price or the securities issuable upon conversion of the Series B Preferred Stock, the Corporation shall compute such adjustment or readjustment in accordance herewith and the Corporation’s Chief Financial Officer shall prepare and sign a certificate showing such adjustment or readjustment, and shall mail such certificate by first class mail, postage prepaid, to each registered holder of the Series B Preferred Stock at the holder’s address as shown in the Corporation’s books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.
          (x) Notices of Record Date. In the event of (A) any taking by the Corporation of a record of the holders of any class or series of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution or (B) any reclassification or recapitalization of the capital stock of the Corporation, any merger or consolidation of the Corporation or any transfer of all or substantially all of the assets of the Corporation to any other corporation, entity or person, or any voluntary or involuntary dissolution, liquidation or winding up of the Corporation, the Corporation shall mail to each holder of Series B Preferred Stock at least 10 days prior to the record date specified therein, a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up is expected to become effective and (3) the time, if any is to be fixed, as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such reorganization, reclassification, transfer, consolidation, merger, dissolution, liquidation or winding up.
          (xi) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay the holder of the fractional share an amount equal to the fraction times the fair value of Common Stock.
          (xii) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, 2,000,000 shares of Common Stock, and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series B Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.
          (xiii) Notices. Any notice required by the provisions of this paragraph (f) to be given to the holders of shares of Series B Preferred Stock shall be deemed given (A) if deposited in the United States mail, postage prepaid, or (B) if given by any other reliable or generally accepted means (including by facsimile or by a nationally recognized overnight courier service), in each case addressed to each holder of record at his address (or facsimile number) appearing on the books of the Corporation.
          (xiv) Payment of Taxes. The Corporation will pay all transfer taxes and other governmental charges that may be imposed in respect of the issue or delivery of shares of Common Stock upon conversion of shares of Series B Preferred Stock.
          (xv) No Dilution or Impairment. The Corporation shall not amend its Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, without the approval of a majority of the then outstanding Series B Preferred Stock.
     (g) No Re-issuance of Preferred Stock. Any shares of Series B Preferred Stock acquired by the Corporation by reason of purchase, conversion or otherwise shall be canceled, retired and eliminated from the shares of Series B Preferred Stock that the Corporation shall be authorized to issue. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth in the Articles of Incorporation or in any Certificate of Determination creating a series of Preferred Stock or any similar stock or as otherwise required by law.
     (h) Severability. If any right, preference or limitation of the Series B Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

          The undersigned declares under penalty of perjury that the matters set out in the foregoing Articles are true of his own knowledge. Executed on this 20th day of June, 2006.

By:	/s/ Alan Zeffer

Name: Alan Zeffer
Title: Chief Executive Officer

ATTEST:

By:	/s/ Deborah Bills

Name: Deborah Bills
Title: Secretary